PROTECTION ONE, INC.

PROTECTION ONE ALARM MONITORING, INC.

February 11, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:                Larry Spirgel

Kathryn Jacobson

Dean Suehiro

Scott G. Hodgdon

Re:                            Comment Letter Dated January 29, 2009

Regarding Protection One, Inc.

Protection One Alarm Monitoring, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 17, 2008

File Nos. 001-12181-01 and 001-12181

Ladies and Gentlemen:

On behalf of Protection One, Inc. and Protection One Alarm Monitoring, Inc. (together, the “Company” or “Protection One”), this letter responds to the supplemental letter, dated January 29, 2009 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“Form 10-K”).  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the year ended December 31, 2007

Critical Accounting Policies, page 32

Valuation of Intangible Assets, page 34

1.              We note your response to prior comment 1 and your proposed disclosures.  Please revise your proposed disclosures to discuss the use of the market approach guideline method of your retail reporting unit and why this method is used for this reporting unit but not your other reporting units.  Also, disclose how you weighted each of the methods including the basis for that weighting.

Further, tell us and disclose why you are using the “typical capital structure of marketplace participants” instead of your capital structure.

Response:

The Company uses the typical capital structure of marketplace participants in its weighted average cost of capital analysis based on the general guidance in SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”).  Although SFAS 142 does not provide specific guidance on how to determine the discount rate used to measure fair value, paragraph B155 of SFAS 142 provides general guidance that states “…consistent with Concepts Statement 7, the fair value measurement should reflect estimates and expectations that marketplace participants would use in their estimates of fair value whenever that information is available without undue cost and effort.”  The Company believes that when acquiring a reporting unit, a marketplace participant would not be constrained to capitalizing the company using the existing capital structure, and hence a marketplace participant view of capital structures is appropriate.  The Company understands this approach is commonly used in determining the weighted average cost of capital both prior to and after the effective date of SFAS No 157, Fair Value Measurements.

In response to the Staff’s comment, the Company will revise its critical accounting policy disclosure regarding goodwill and indefinite-lived intangible assets in future Form 10-K and Form 10-Q filings, to the extent then still accurate and applicable.  The following presents the proposed critical accounting policy disclosure regarding goodwill and indefinite-lived intangible assets (with revisions to the previously proposed language being bolded):

“Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded in the Retail, Wholesale and Multifamily operating segments, which are also our reporting units for purposes of evaluating our recorded goodwill for impairment. Goodwill was $[XX] million and $41.6 million as of December 31, 2008 and 2007, respectively.

Goodwill originated with the push down accounting and related adjustments during 2005 which was associated with the acquisition of the Company by a new controlling shareholder group.  Additional goodwill was recorded in connection with the merger with IASG during 2007.  The Company determined the fair value of each reporting unit acquired in the merger and then allocated goodwill to each reporting unit based on the amount of excess fair value determined after assigning values to the individual assets acquired and liabilities assumed related to each reporting unit.

We evaluate goodwill for impairment annually as of the beginning of the third quarter and any time an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value in accordance with SFAS 142, Goodwill and Other Intangible Assets.

The goodwill impairment test involves a two-step process.  The first step is a comparison of each reporting unit’s fair value to its carrying value.  If the carrying value of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and we must complete the second step of the goodwill impairment test.  The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination.  Specifically, we would allocate the fair value to all of the assets and liabilities of the reporting unit (including internally developed intangible assets with a zero carrying value) in a hypothetical analysis that would calculate the implied fair value of goodwill.  If the implied fair value of goodwill is less than the recorded goodwill, we would recognize an impairment charge for the difference.

Fair value of the reporting units is determined using a combined income and market approach.  The income approach uses a reporting unit’s projection of estimated cash flows discounted using a weighted-average cost of capital analysis that reflects current market conditions.  The market approach may involve use of the guideline transaction method, the guideline company method, or both.  The guideline transaction method makes use of available transaction price data of companies engaged in the same or a similar line of business as the respective reporting unit. The guideline company method uses market multiples of publicly traded companies with operating characteristics similar to the respective reporting unit.  We consider value indications from both the income approach and market approach in estimating the fair value of each reporting unit.

The income approach was given significant weight for all three reporting units because management considers this method a reasonable indicator of fair value.  The market transaction method was also given significant weight for all three reporting units because transactions in the industry are commonly valued as a multiple of RMR.  Based on management’s experience along with a review of recent industry transactions, management concluded the weighting of the market transaction method was appropriate.  The market guideline company method was given a small weight for Retail because, although the guideline companies are generally comparable, they are not similar enough to warrant a significant weight in estimating fair value.  The market guideline company method was given no weight for the Wholesale and Multifamily reporting units because management determined that there were no sufficiently comparable companies or there was a lack of market data for businesses engaged in these specialized monitored security operations.

The weighting for each of the methods used in connection with our annual goodwill impairment testing for 2008 is detailed in the table below:

	Income Approach	Market - Guideline	Market - Transaction
Retail	60%	10%	30%
Wholesale	50%	0%	50%
Multifamily	50%	0%	50%

Management judgment is a significant factor in determining whether an indicator of impairment has occurred.  Management relies on estimates in determining the fair value of each reporting unit, including the following critical quantitative factors:

•                  Anticipated future cash flows and terminal value for each reporting unit.  The income approach relies on the timing and estimates of future cash flows, including an estimate of terminal value.  The projections use management’s estimates of economic and market conditions over the projected period, including growth rates in revenue, customer attrition and estimates of expected changes in operating margins.  Our projections of future cash flows are subject to change as actual results are achieved that differ from those anticipated.  Because management frequently updates its projections, we would expect to identify on a timely basis any significant differences between actual results and recent estimates.  We are not expecting actual results to vary significantly from recent estimates.

•                  Selection of an appropriate discount rate.  The income approach requires the selection of an appropriate discount rate, which is based on a weighted average cost of capital analysis.  The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants in the security monitoring and related industries.  The discount rate is determined based on assumptions that would be used by marketplace participants, and for that reason, the capital structure of selected marketplace participants is used in the weighted average cost of capital analysis.  Given the current volatile economic conditions, it is possible that the discount rate will fluctuate in the near term.

•                  Identification of comparable transactions within the industry.  The market approach relies on a calculation that uses a multiple of RMR based on actual transactions involving industry participants.  RMR multiples are a commonly used valuation metric in the security monitoring industry.  The market approach estimates fair value by applying RMR multiples to the reporting unit’s RMR balance as of the testing date.  Although RMR multiples are subject to change, there has not been a noticeable deterioration in transaction multiples compared to prior years.

We completed our annual impairment testing during the third quarter of 2008 and determined that goodwill was not impaired.  We also performed a sensitivity analysis on our estimated fair value determined using the income and market approach.  A key assumption for the income approach involves selection of the discount rate.  We selected a weighted average cost of capital of 9.5 percent for all reporting units.  We noted that an increase in the weighted average cost of capital of approximately 500 basis points for the Retail reporting unit, 350 basis points for the Wholesale reporting unit and 350 basis points for the Multifamily reporting unit would result in an estimate of fair value using the income approach of less than the carrying value.  A key assumption for the market approach involves selection of a multiple of RMR.  If the market transaction multiple had not increased in 2008, the concluded fair value of the Retail, Wholesale and Multifamily reporting units as of July 1, 2008 would have still been in excess of the respective carrying values.

Given the uncertainty surrounding the global economy and volatility in our stock price at the end of the fourth quarter of 2008, we concluded a triggering event had occurred indicating potential impairment.  We completed an interim goodwill impairment test as of December 31, 2008. [The disclosure will include the results of the assessment, which is not yet complete as of the date of this letter.]

The principal indefinite-lived intangible assets are trade names.  Trade name values were based on the identifiable revenue associated with each segment.  Fair value is determined based on the income approach using the relief from royalty method, which requires assumptions related to projected revenues, the royalty rate and the discount rate.

In connection with our annual impairment testing during the third quarter of 2008, an impairment charge of $0.5 million was recorded on the Network Multifamily® trade name.  The impairment is due to management’s expectation that revenue in the Multifamily segment will continue to decline, thereby reducing the fair value of the trade name below its carrying value.  We have decided to reduce investment in our Multifamily segment until economic conditions become more favorable”

2.              We note your response to prior comment 10.  We note that your market transaction multiples for the Wholesale and Multifamily reporting units increased by 16% and 13%, respectively, from the prior year.  Please tell us and disclose how this change impacted the market approach method.  We note that these multiples increased notwithstanding the economic downturn.

Response:

Wholesale market transaction multiple

The market transaction multiple used in connection with the annual goodwill impairment testing for the Wholesale reporting unit was 20.0x RMR in 2008 compared to 17.3x RMR in 2007.  The Company believes the increase in the market transaction multiple for the testing in 2008 was warranted for the following reasons:

•                  As of the date of the annual impairment testing for 2008, the Company had substantially completed its consolidation efforts to combine the IASG wholesale business acquired in the Merger with the Company’s existing wholesale operations, resulting in the largest wholesale service provider in the security monitoring industry.

•                  In July 2008, the Company obtained market transaction multiple data from investment banking and consulting firms specializing in the security monitoring industry which led management to conclude that a wholesale market transaction multiple of 20.0x RMR was appropriate at that time.

•                  In the twelve months prior to July 1, 2008, the Company made a substantial investment in equipping its new monitoring center in California, including upgrading the monitoring and billing systems to the same application.

Had the market transaction multiple not increased in 2008, the fair value for the Wholesale reporting unit determined under the market transaction method would have been $68.5 million (compared to $79.0 million).  After considering the weighting of the fair value determined under the income approach, the concluded fair value of the Wholesale reporting unit as of July 1, 2008 would have been $84.0 million (compared to $90.0 million), which is in excess of the carrying value of $69.6 million.  The Company uses a combination of the income approach and the market approach, and believes it is appropriate to continue to do so in order to mitigate uncertainties in either method.

Multifamily market transaction multiple

The market transaction multiple used in connection with the annual goodwill impairment testing for the Multifamily reporting unit was 30.0x RMR in 2008 compared to 26.5x RMR in 2007.  The Company did not obtain a valuation from a third party for its 2007 testing and chose a conservatively low transaction multiple for its market valuation in 2007.  The Company calculated the RMR multiple based on the valuation performed for the income approach method and determined that the resulting RMR multiple of 26.5x RMR was conservatively low, but not an unreasonable reflection of the market transaction multiple given that the market transaction multiple used for its Retail segment was 31.5x RMR.  Although the nature of the customer base differs, management considers the market transaction multiple for the Retail reporting unit a reasonable proxy for the Multifamily reporting unit.  The Multifamily and Retail reporting units operate as retailers in the security monitoring industry and are subject to similar financial and business risks, however, the number of sector specific market participants for the Multifamily reporting unit is very small compared to the Retail reporting unit.  Due to the lower number of multifamily sector market participants, the market transaction multiple determined for the Multifamily reporting unit is typically slightly lower than the market transaction multiple used for the Retail reporting unit.

Had the market transaction multiple not increased in 2008, the fair value for the Multifamily reporting unit determined under the market transaction method would have been $63.0 million (compared to $71.0 million). After considering the weighting of the fair value determined under the income approach, the concluded fair value of the Multifamily reporting unit as of July 1, 2008 would have been $60.0 million (compared to $65.0 million), which is in excess of the carrying value of $45.7 million.

In response to the Staff’s comment regarding the economic downturn, the Company has not observed a deterioration in market transaction multiples.  Recent industry data from investment banking and consulting firms specializing in the security monitoring industry have also indicated as recently as February 2009 that market transaction multiples have not deteriorated.

In response to the Staff’s comment, the Company will revise its critical accounting policy disclosure regarding goodwill and indefinite-lived intangible assets in future Form 10-K and Form 10-Q filings, to the extent then still accurate and applicable.  The following presents additional proposed critical accounting policy disclosure regarding goodwill and indefinite-lived intangible assets (with the additional disclosure also being shown and bolded in the Company’s response to Staff comment #1):

“A key assumption for the market approach involves the selection of a multiple of RMR.  If the market transaction multiple had not increased in 2008, the concluded fair value of the Retail, Wholesale and Multifamily reporting units as of July 1, 2008 would have still been in excess of the respective carrying values.”

Results of Operations, page 38

3.              We note your response to prior comment 2 and your proposed disclosures.  Please disclose how you use Adjusted EBITDA to “evaluate and compare operating results” and how it “measures the efficiency of [y]our monitoring and related service operations as well as non-deferrable investment in creating new customer relationships.”

Response:

In response to the Staff’s comment, the Company will revise all future Form 10-K and Form 10-Q filings, to the extent then still applicable, to discuss each segment’s Adjusted EBITDA and how management uses this measure to evaluate segment performance and allocate resources.  The discussion will be a part of the MD&A analysis and will address all periods presented.  The following presents the Company’s proposed disclosure as if it were included in the Form 10-K for the year ended December 31, 2007, comparing amounts for the years ended December 31, 2007 to December 31, 2006 (with revisions to the previously proposed language being bolded):

“Adjusted EBITDA

Adjusted EBITDA is used by management and reviewed by the Board of Directors in evaluating segment performance and determining how to allocate resources across segments for investments in customer acquisition activities, capital expenditures and spending in general. We believe it is also utilized by the investor community which follows the security monitoring industry.  Adjusted EBITDA is useful because it allows investors and management to evaluate and compare operating results from period to period in a meaningful and consistent manner in addition to standard GAAP financial measures.  Specifically, Adjusted EBITDA allows management to evaluate segment results of operations, including operating performance of monitoring and service activities, effects of investments in creating new customer relationships, and sales and installation of security systems, without the effects of non-cash amortization and depreciation.  Adjusted EBITDA by segment for the years ended December 31, 2007 and 2006 was as follows:

Adjusted EBITDA
(in thousands)

	For the year ended December 31,
	2007	2006
Retail	$82,232	$64,262
Wholesale	10,375	2,901
Multifamily	14,805	17,067

Retail Adjusted EBITDA increased $18.0 million in 2007 compared to 2006 due to additional contribution from customers acquired in the Merger.  Similarly, Wholesale Adjusted EBITDA increased $7.5 million in 2007 compared to 2006 due to the significant wholesale operations acquired in the Merger.  Multifamily Adjusted EBITDA decreased $2.3 million in 2007 compared to 2006.  The decrease is attributable to the decline in the Multifamily monitored site base and related monitoring and service revenue without a corresponding decrease in related expenses.

The following table provides a reconciliation of (loss) income before income taxes to Adjusted EBITDA by segment (dollars in thousands):

	For the Year Ended December 31, 2007
	Retail	Wholesale	Multifamily
(Loss) Income before income taxes	$(39,135)	$1,482	$6,126
Plus:
Interest expense, net	43,920	2,619	438
Amortization and depreciation expense	49,501	6,274	6,289
Amortization of deferred costs in excess of amortization of deferred revenue	22,223	—	1,952
Stock based compensation expense	1,469	—	—
Other costs, including Merger related expenses	4,344	—	—
Less:
Other income	(90)	—	—
Adjusted EBITDA	$82,232	$10,375	$14,805

	For the Year Ended December 31, 2006
	Retail	Wholesale	Multifamily
(Loss) Income before income taxes	$(27,655)	$2,106	$8,811
Plus:
Interest expense, net	35,045	—	855
Amortization and depreciation expense	34,443	795	6,429
Amortization of deferred costs in excess of amortization of deferred revenue	16,621	—	952
Stock based compensation expense	1,408	—	—
Other costs, including recapitalization expenses	4,452	—	20
Less:
Other income	(52)	—	—
Adjusted EBITDA	$64,262	$2,901	$17,067

3.   Intangible Assets, page 10

4.              We note your response to prior comment 8 and your proposed disclosures.  Please disclose that you write off the unamortized portion of the deferred customer acquisition costs when the customer relationship terminates.

Response:

The Company’s accounting for deferred customer acquisition costs and revenues is consistent with the response to similar Staff comments in 2005.  The Company utilizes an accelerated method of amortization for its Retail customers because it believes this method best approximates the results that would be obtained by utilization of a straight-line amortization method on a specific contract basis with specific write-off when a customer relationship terminates.  The Company does not track its Retail segment’s deferred customer acquisition costs on a contract by contract basis and therefore does not write-off the remaining balance of a specific contract when the customer relationship terminates.

The Company’s Multifamily segment tracks deferred customer acquisition costs and revenue on a contract by contract basis and amortizes deferred acquisition revenue and an equal amount of associated deferred customer acquisition costs on a straight-line basis over the estimated life of the customer.   Deferred customer acquisition costs in excess of deferred acquisition revenues are amortized over the initial term of the contract.  The Company writes off the unamortized portion of Multifamily deferred customer acquisition costs and revenues when the customer relationship terminates.

The Company will revise its critical accounting policy disclosure in future Form 10-K and Form 10-Q filings, to the extent then still accurate and applicable.  The following presents the proposed critical accounting policy disclosure related to deferred customer acquisition revenue and associated costs to be included in future Form 10-K and Form 10-Q filings:

“Deferred system and upgrade installation revenue are recognized over the estimated life of the customer utilizing an accelerated method for our Retail customers and a straight-line method for our Multifamily customers.  The Company amortizes deferred revenue from customer acquisitions related to its Retail customers over a 10-year period on an accelerated basis because it believes this method approximates the amount of revenue that would be recognized if the Company accounted for these deferred customer revenues on a specific contract basis utilizing a straight-line amortization method.  The associated deferred customer acquisition costs are amortized, annually and in total, over a 10-year period on an accelerated basis in amounts that are equal to the amount of revenue amortized, annually and in total, over the 10-year period.  The deferred customer acquisition costs in excess of the deferred customer acquisition revenues are amortized over the initial term of the contract.

For its Multifamily segment, the Company tracks the deferred revenues on a contract by contract basis and amortizes deferred customer acquisition revenue and an equal amount of associated deferred customer acquisition costs on a straight-line basis over the estimated 9-year life of the customer. The deferred customer acquisition costs in excess of the deferred customer acquisition revenues are amortized over the initial term of the contract.  The Company writes off the unamortized portion of the Multifamily deferred customer acquisition revenues and costs when the customer relationship terminates.”

*              *              *              *

The Company trusts that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (785) 856-9370.

Sincerely,

/s/ Darius G. Nevin

Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring, Inc.

cc:	Richard Ginsburg, Protection One, Inc.
Sarah Strahm, Protection One, Inc.
Mark Lacy, Deloitte & Touche LLP
R. Scott Falk, Kirkland & Ellis LLP